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                             May 20, 2022

       Alfred Altomari
       Chief Executive Officer
       Agile Therapeutics, Inc.
       500 College Road East, Suite 310
       Princeton, New Jersey 08540

                                                        Re: Agile Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2022
                                                            File No. 333-264960

       Dear Mr. Altomari:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. When available, please revise your prospectus cover page to clarify the number of shares and warrants being
offered.
   2. Please revise your prospectus cover page to disclose the date on which the offering will terminate. For
guidance, please refer to Item 501(b)(8)(iii) of Regulation S-K.
       Use of Proceeds, page 14

   3. Please revise your Use of Proceeds section to show how the amount of proceeds will be allocated assuming
different amounts of proceeds raised and the number of shares sold, for example 100%, 75%,
50% and 25% of the shares offered for sale in this offering.
 Alfred Altomari
Agile Therapeutics, Inc.
May 20, 2022
Page 2
Exhibits

4. Please file the placement agent agreement as an exhibit to your registration statement or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameAlfred Altomari
                                                           Division of
Corporation Finance
Comapany NameAgile Therapeutics, Inc.
                                                           Office of Life
Sciences
May 20, 2022 Page 2
cc:       Bryan S. Keighery
FirstName LastName